FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Delaware Distributors, L.P.
Fiscal Year Ended March 31, 2026
Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-29755

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Delaware Distributors, L.P.

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Independence, 610 Market Street
(No. and Street)

Philadelphia	PA	19106
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen Hoban	445-314-3546	stephen.hoban@nomura.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PriceWaterhouse Coopers
(Name – if individual, state last, first, and middle name)

2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Hoban _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Delaware Distributors, L.P. _____, as of 3/31 _____, 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania / Notary Seal
Debra J. Lenzner-Gabel, Notary Public
Philadelphia County
My Commission Expires June 3, 2027
Commission Number 1232483

Signature: _____

Title: _____
Executive Director, Controller, Vice President, FINOP

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Delaware Distributors, L.P.

Financial Statements and Supplemental Information

Fiscal Year Ended March 31, 2026

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Delaware Distributors, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Delaware Distributors, L.P. (the "Partnership") as of March 31, 2026, and the related statement of operations, changes in partners' capital and cash flows for the year then ended, including the related notes (collectively referred to as the " financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of March 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Partnership Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers or Dealers Under Rule 15c3-3 of the Securities and Exchange Commission as of March 31, 2026 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with

Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 29, 2026

We have served as the Partnership's auditor since 2011.

Delaware Distributors, L.P.

Statement of Financial Condition

March 31, 2026

(In Thousands)

Assets		
Cash	$	54,814
Distribution fees due from affiliated funds		7,966
Due from affiliates		2,224
Prepaid expenses and other assets		692
Deferred dealer commissions, less accumulated amortization of $240		337
Total assets	$	66,033
Liabilities and partners' capital		
Liabilities:		
Distribution fees payable		25,649
Accounts payable and accrued liabilities		1,869
Due to affiliates		7,347
Total liabilities	$	34,865
Partners' capital:		
Limited partners		30,885
General partner		283
Total partners' capital	$	31,168
Total liabilities and partners' capital		66,033

See accompanying notes which are an integral part of these financial statements.

Delaware Distributors, L.P.

Statement of Operations

Fiscal Year Ended March 31, 2026

(In Thousands)

Revenues		
Administrative fees	$	132,197
Distribution fees		114,863
Commissions income		1,775
Interest income		756
Total revenues	$	249,591
Expenses		
Distribution costs	$	173,168
Salaries and related expenses		45,320
Selling, general, and administrative		23,800
Deferred dealer commission amortization		669
Total expenses	$	242,957
Net income	$	6,634

See accompanying notes which are an integral part of these financial statements.

Delaware Distributors, L.P.

Statement of Changes in Partners' Capital

Fiscal Year Ended March 31, 2026

(In Thousands)

	Delaware Distributors, Inc. (General Partner)	Limited Partners	Total
Balances as of March 31, 2025	$ 341	$ 37,193	$ 37,534
Distributions to Partners	(118)	(12,882)	(13,000)
Net income for the fiscal year ended March 31, 2026	60	6,574	6,634
Balances as of March 31, 2026	$ 283	$ 30,885	$ 31,168

See accompanying notes which are an integral part of these financial statements.

Delaware Distributors, L.P.

Statement of Cash Flows

Fiscal Year Ended March 31, 2026

(In Thousands)

Cash Flows from operating activities

Net income	$	6,634
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred dealer commission amortization		669
Foreign exchange, net		(197)
Change in assets and liabilities:		
Increase in Deferred dealer commissions		(643)
Decrease in Distribution fees due from affiliated funds		11,190
Decrease in Prepaid expenses and other assets		984
Decrease in Due from affiliates		5,963
Decrease in Due to affiliates		(6,519)
Decrease in Distribution fees payable		(1,808)
Decrease in Accounts payable and accrued liabilities		(3,600)
Decrease in Accrued salaries and related expenses		(7,297)
Net cash provided by operating activities		5,376

Cash Flows from financing activities

Distributions to Partners	$	(13,000)
Net cash used in financing activities		(13,000)
Net decrease in cash	$	(7,624)
Cash at beginning of year		62,438
Cash at end of year		54,814

See accompanying notes which are an integral part of these financial statements.

Delaware Distributors, L.P.

Notes to Financial Statements

March 31, 2026

(In Thousands)

1. Description of Business and Ownership

Delaware Distributors, L.P. (the "Partnership") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership provides distribution and servicing for its affiliated funds and certain administrative services to affiliates. The partnership is named national distributor or placement agent, as applicable, for its affiliated funds and is an integral part of Nomura Holding America Inc. ("Nomura") investment management services.

On April 21, 2025, Nomura entered into an agreement to acquire 100% of the stock of Macquarie's U.S and European public asset management business ("Macquarie") for an all cash purchase price of $1.8 billion. The transaction closed on December 1, 2025, when Macquarie transferred all of Nomura Asset Management International Inc. ("NAMI"), formerly known as Macquarie Management Holdings, Inc. ("MMHI"), outstanding common stock and subsidiaries to Nomura ("The Transaction"). The partnership served as national distributor for Macquarie prior to the sale to Nomura on December 1, 2025 and for Nomura thereafter.

Delaware Distributors, Inc. ("DDI") is the general partner of the Partnership. Delaware Investments Distribution Partner, Inc. ("DIDP"), Ivy Distributors, Inc. ("IDI") and Delaware Capital Management Series of Nomura Investment Management Business Trust ("DCM") are the limited partners. DDI is a direct wholly-owned subsidiary of NAMI. IDI, DIDP, and DCM are indirect wholly-owned subsidiaries of NAMI. IDI, DIDP, DCM and DDI are all indirect wholly-owned subsidiaries of Nomura. IDI, DIDP, DCM, DDI, and DDLP operated as part of Macquarie prior to the sale to Nomura on December 1, 2025. The Partnership and other affiliated entities with which the Partnership does business are under common ownership and management control. The existence of this control could result in operating results or financial position of the Partnership significantly different from those that would have been obtained if the Partnership were autonomous.

Delaware Distributors, L.P.

Notes to Financial Statements (continued)

March 31, 2026

(In Thousands)

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with United States generally accepted accounting principles ("GAAP").

Cash

Cash is maintained in demand deposit accounts.

The Partnership had cash at March 31, 2026 of $54,814 which was held at a reputable financial institution. The cash held with the financial institution exceeds the Federal Deposit Insurance Corporation insurance limit of $250.

Distribution Fees Due from Affiliated Funds

Amounts included in Distribution fees due from affiliated funds on the Statement of Financial Condition are deemed to approximate fair value due to the short collection cycle.

Deferred Dealer Commissions

Sales commissions paid to dealers in connection with the sale of certain shares of open-end affiliated mutual funds sold without a front-end sales charge are capitalized and amortized over a period that approximates the period of time during which such commissions are expected to be recovered from distribution plan (12b-1) payments received from the applicable affiliated mutual funds and contingent deferred sales charges received from shareholders upon the redemption of their shares. Deferred dealer commissions are amortized over a 12-month period. The deferred dealer commission asset is evaluated for impairment at least annually based on estimated future undiscounted cash flows expected to be received. The results of the impairment evaluation at March 31, 2026 indicated that the respective deferred dealer commission asset is not impaired.

Delaware Distributors, L.P.

Notes to Financial Statements (continued)

March 31, 2026

(In Thousands)

Revenue Recognition

The Partnership recognizes revenue from contracts with customers in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. It requires the identification of discrete performance obligations within a customer contract and an associated transaction price is allocated to these obligations. Revenue is recognized upon satisfaction of these performance obligations, which occurs when control of the goods or services is transferred to the customer.

Distribution Fees

Distribution fees are received from affiliated funds to reimburse the Partnership for certain costs such as marketing, selling fund interest, and providing sales related support to investors. The Partnership's performance obligations primarily involve providing distribution-related services. Distribution fees are recorded as revenue in the period when the performance obligation is satisfied. Revenue recognition occurs either monthly or quarterly, depending on the terms of the underlying agreement, and is based on the contracted rate. At month-end or quarter-end, the variable consideration of the transaction price are not constrained as the net assets of the funds and committed capital are calculated and the value of the consideration is determined. In turn, the Partnership enters into agreements with and compensates third-party brokers / sub placement agents, who sell interest in the affiliated funds. The Partnership also incurs other distribution and placements costs relating to marketing and selling fund interest. The compensation to third-party brokers and the other distribution costs relating to marketing and selling fund interest are classified within Distribution costs on the Statement of Operations. Because it is considered the principal distributor or placement agent, as applicable, to the funds, the Partnership utilizes the gross basis of presentation of reporting distribution fees and related distribution costs. The Partnership accrues the corresponding distribution costs monthly as the expenses are incurred.

Administrative Fees

Administrative fees are earned for additional advertising, promotion and distribution of affiliates' products. The Partnership's performance obligation is to provide distribution services for its affiliates under the terms of the administration agreement it has entered into. Depending on the jurisdiction of the affiliate, the administrative fees charged to the affiliates are based upon either the cost or cost plus markup of supplying the service and are recognized monthly as the services

2. Significant Accounting Policies (continued)

Revenue Recognition (continued)

Administrative Fees (continued)

are provided. At month-end, the variable consideration of the transaction price is no longer constrained as the cost of supplying the services can be calculated and the value of the consideration is determined. The application of the terms of the contract is reviewed at least annually for appropriateness by the Partnership and by the affiliates to which the services are provided. For the fiscal year ended March 31, 2026, the Partnership recognized $116,601 of administrative fees from affiliates earned at cost and $15,596 of administrative fees from affiliates earned at cost plus markup.

Commissions

Commissions are recorded as of trade date and are comprised of sales charges retained and deferred sales charges received relating to purchases and redemptions of shares of affiliated funds and related products. As of the trade date, the variable consideration of the transaction price is no longer constrained as the commission can be calculated and the value of the consideration is determined.

Interest Income

Interest income is outside the scope of ASC 606 and is recognized as earned.

Stock-Based Compensation

Under the Macquarie Group Employee Retained Equity Plan ("MEREP"), Macquarie issued restricted stock units ("RSUs") and deferred stock units ("DSUs"). The awards were measured at their grant dates based on Macquarie's publicly traded market value. The grant date fair value of the Macquarie awards granted to the Partnership's employees were expensed over the required service period and the awards generally vest over three to four years. The expense related to these awards was charged to the Partnership by Macquarie as an intercompany charge and is included in salaries and related expenses on the Partnership's Statement of Operations.

Delaware Distributors, L.P.

Notes to Financial Statements (continued)

March 31, 2026

(In Thousands)

2. Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

The Partnership recognized $783 of expense for the fiscal year ended March 31, 2026 related to these stock-based compensation awards and is included in salaries and related expenses on the Partnership's Statement of Operations.

Effective with The Transaction, the MEREP awards were terminated by Macquarie. At that time, RSUs were issued by Nomura at a value and remaining vesting period commensurate with that of the terminated MEREP awards. Nomura RSUs vest annually in equal increments over a three-year period.

The Partnership's employees are granted the right to receive Nomura Holdings, Inc. ("NHI") stock under RSU awards. RSU awards do not receive dividends or dividend equivalent amounts that would have been paid had actual NHI shares been granted during the vesting period. RSUs are measured at fair value based on the number of units granted multiplied by the stock price at the grant date, adjusted for a discount related to the present value of the expected dividends to be paid on NHI shares during the vesting period (and which will not be paid on the unvested RSU). Compensation cost is recognized on a straight-line basis over the service period from the grant date to the vesting date. The Partnership is charged for RSU awards as an intercompany charge by Nomura Investment Management Advisors ("NIMA"). During the year ended March 31, 2026, the Partnership recorded $557 in compensation expense related to these RSU awards and is included in salaries and related expenses on the Partnership's Statement of Operations. The total compensation cost related to unvested Nomura RSUs not yet recognized is $3,050.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Single Reportable Segment Entity

Operating segments are defined as components of a company that engage in business activities and for which discrete financial information is available and regularly provided to and reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Partnership's operations constitute a single segment because information is reported to the CODM on an aggregated basis and, strategic and financial management decisions are determined by the CODM on this basis. The Board of Directors has been identified as the CODM for the Partnership. The CODM uses several financial measures, including excess net capital, which is not a measure of profit and loss, to make operational decisions. The measure of excess net capital, which is identical to segment excess net capital, is reported in Note 7 – Net Capital Requirement.

Taxes

The Partnership is required to file a Federal and State Partnership return. However, in accordance with the provisions of the Internal Revenue Code and applicable state regulations, the taxable income or loss of the Partnership passes through and is reported in the tax returns of the partners in accordance with the terms of the partnership agreement. The Partnership also files the Business Income and Receipts Tax return with Philadelphia and incurs a tax which is based primarily upon receipts and is included in Selling, general and administrative expense on the Statement of Operations. The Partnership also files a Washington Business and Occupation (B&O) Tax Return and incurs a tax which is included in Selling, general and administrative expense on the Statement of Operations. Accordingly, no provision has been made in the accompanying financial statements for federal, state or local income taxes.

(In Thousands)

2. Significant Accounting Policies (continued)

Taxes (continued)

The Partnership does not have any uncertain tax positions at March 31, 2026 for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. As of March 31, 2026, the statute of limitations is open for tax years 2022 through current for the state of Pennsylvania and the city of Philadelphia filings as well as filings made under the Internal Revenue Code.

3. Employee Benefit Plans

Defined Contribution Plans

Prior to The Transaction, the Partnership participated in a 401(k) plan sponsored by NAMI for certain employees and in a 401(k) plan sponsored by Macquarie Hóldings (USA) Inc. ("MHUSA") for certain employees. Under both plans, the Partnership made matching contributions equal to 100% of each participant's pre-tax contribution up to 3% of compensation plus an additional contribution equal to 50% of the next 2% of eligible compensation, as defined by the plans, contributed by the participant. Expense related to the 401(k) plans totaled $694 for the period prior to the sale. These expenses are included in Salaries and related expenses on the Statement of Operations.

After The Transaction, the Partnership participated in a 401(k) plan sponsored by Nomura Securities International ("NSI"). Under the plan, the Partnership makes matching contributions equal to 100% of each participant's pre-tax contribution up to 6% of compensation. In addition, there is a discretionary contribution equal to 6% of eligible compensation, limited to $10 per employee. Expense related to this 401(k) plan totaled $938 for the period after the sale. These expenses are included in Salaries and related expenses on the Statement of Operations.

Delaware Distributors, L.P.

Notes to Financial Statements (continued)

March 31, 2026

(In Thousands)

3. Employee Benefit Plans (continued)

Notional Investment Policy

Prior to The Transaction, the bonus compensation of certain employees was deferred in accordance with Macquarie's bonus retention policy for NAMI and its subsidiaries. The Delaware Investments Notional Investment Policy ("Notional Plan") is an investment vehicle for such retained bonuses. In accordance with this policy, a designated portion of the employee's bonus is notionally invested in a portfolio of Delaware-managed products as determined by the Macquarie compensation committee.

The notional investment vests in three equal tranches in the second, third and fourth year following the date of the investment. Once the notional investment vests, it is settled by NIMA. The expense related to this plan is recognized over the vesting period of the tranches, commencing as of the first day of the service period of the employee's bonus. The expense recognized for the period prior to the sale was $2,558 and is included in Salaries and related expenses on the Statement of Operations.

Effective with The Transaction, the Notional Plan awards were terminated by Macquarie. At that time, Nomura issued Notional Fund Units ("NFUs") at a value and remaining vesting period commensurate with that of the terminated Notional Plan awards. Nomura NFUs vest quarterly in equal increments over a three-year period. NFUs are based on the performance of funds that are managed by affiliates.

4. Related Party Transactions

The related party transactions below are in addition to those discussed elsewhere in the notes to the financial statements.

In the fiscal year ended March 31, 2026, the Partnership was charged selling, general, and administrative expenses of $16,947 primarily by Macquarie affiliates prior to The Transaction and by NAMI and Nomura affiliates subsequent to The Transaction for services provided by employees of affiliates. These expenses primarily relate to, but are not limited to, occupancy, information technology, human resources, finance, and legal services provided to the Partnership.

4. Related Party Transactions (continued)

The Partnership allocated certain costs related to the distribution of managed account products to an affiliate. The allocated costs presented as a reduction of Salaries and related expenses on the Statement of Operations in the fiscal year ended March 31, 2026 were $1,714. The allocated costs presented as a reduction of selling, general and administrative expenses were $1,071.

In the fiscal year ended March 31, 2026, the Partnership earned Distribution fees of $114,863 from affiliated funds to reimburse the Partnership for the costs of marketing and selling fund interest. Amounts included in Distribution fees due from affiliated funds on the Statement of Financial Condition related to these fees as of March 31, 2026 were $7,940.

In the fiscal year ended March 31, 2026, the Partnership earned Administrative fees of $132,197 for additional advertising, promotion and distribution of affiliates' products. At March 31, 2026, amounts included in Due from affiliates on the Statement of Financial Condition related to Administrative fees earned at cost plus markup were $3 while there were no amounts due for Administrative fees earned at cost.

The Partnership generally settles its intercompany balances on a regular basis. Due from affiliates and Due to affiliates on the Statement of Financial Condition includes all outstanding balances arising from the above transactions.

5. Concentration Risk

Financial instruments that potentially subject the Partnership to concentration of credit risk consist primarily of cash. The Partnership maintains its cash in a financial institution. To the extent that such deposits exceed the maximum insurance levels, they are uninsured.

6. Commitments and Contingencies

In the normal course of business, the Partnership may enter into contracts that contain a variety of representations and customary indemnifications. The Partnership's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the

6. Commitments and Contingencies (continued)

Partnership that have not yet occurred. The Partnership is not aware of any contingencies, claims against it, or guarantees that would likely result in a liability.

7. Net Capital Requirements

The Partnership is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1.

At March 31, 2026, the Partnership's net capital, required net capital, and ratio of aggregate indebtedness to net capital were as follows:

Net capital	$24,755
Required net capital	$2,324
Ratio of aggregate indebtedness to net capital	1.41 to 1

The Partnership does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Partnership relies on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

8. Subsequent Events

In accordance with the Subsequent Events topic ("Topic 855") of the FASB ASC, the Partnership evaluates subsequent events that occurred after the Statement of Financial Condition date but before the financial statements have been issued. The Partnership evaluated subsequent events through June 29, 2026, the date the Partnership's financial statements were available to be issued.

Supplemental Information

Delaware Distributors, L.P.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

March 31, 2026

(In Thousands)

Net capital

Total partners' capital		$31,168
Deductions:		
Total nonallowable assets:		(6,413)
Distribution fees due from affiliated funds	(3,160)	
Due from affiliates	(2,224)	
Prepaid expenses and other assets	(692)	
Deferred dealer commission, net of amortization of $240	(337)	
Net capital		$24,755

Aggregate indebtedness

Items included in Statement of Financial Condition:	
Total liabilities	$34,865
Total aggregate indebtedness	$34,865

Computation of basic net capital requirement based on 6 and 2/3 % of aggregate indebtedness	
Minimum net capital required	$2,324
Excess net capital	$22,431
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$21,269
Ratio: Aggregate indebtedness to net capital	1.41 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Partnership's unaudited March 31, 2026, amended Part IIA Focus Filing as amended on June 24, 2026.

Supplemental Information

Delaware Distributors, L.P.

Schedule II - Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements for Brokers or Dealers Under
Rule 15c3-3 of the Securities and Exchange Commission

March 31, 2026

Computation for determination of reserve requirements and information relating to the possession
or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as
the Partnership relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to
17 C.F.R. § 240.17a-5.